July 17, 2024

Transamerica Financial Life Insurance Company

RE: Rule 30e-3 Under the Investment Company Act of 1940, as amended

The purpose of this letter is to clarify the obligations of the parties under the Participation Agreement among Transamerica Financial Life Insurance Company (“Insurance Company”), DFA Investment Dimensions Group Inc. (the “Fund”), Dimensional Fund Advisors LP (the “Adviser”), and DFA Securities LLC (“DFAS”), dated January 31, 2005, as amended (the “Participation Agreement”) in light of the Securities and Exchange Commission’s amendments to the rules governing shareholder reports adopted on October 26, 2022 (Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertising, Release Nos 33-11125, 34-96158 and IC- 34731) which will become effective July 24, 2024 (the “Effective Date”).

On the Effective Date references to reliance on Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) will no longer be applicable. The Fund, Adviser and DFAS acknowledge their obligation under the Participation Agreement to provide or make available the most recent Annual and Semi- Annual reports to shareholders pursuant to Rule 30e-1 under the 1940 Act (the “Shareholder Reports”), to Insurance Company (or its designee) for mailing and posting pursuant to the relevant securities laws as required by the Participation Agreement; provided that, Insurance Company covenants that it will not make any information contained in such Shareholder Reports publicly available at a time that is earlier than the date on which such Shareholder Reports are made publicly available by filing with the SEC on EDGAR. The term “Fund Documents” in the Participation Agreement will be interpreted to mean the Summary Prospectus, Statutory Prospectus, Statement of Additional Information and Shareholder Reports for each of the Portfolios (as applicable and as defined in the Participation Agreement). The Insurance Company acknowledges its obligation as a financial intermediary under Rule 30e-1(b)(3) to (1) send, at no cost and by U.S. first class mail or other reasonably prompt means, a paper copy of any of the Fund Documents (as defined in the Participation Agreement) that have to be available on a website in compliance with by Rule 30e-1 (b)(1) and (2) under the 1940 Act, to any contract holder requesting such a copy within three business days after receiving a request for a paper copy and (2) send, at no cost and by email or other reasonably prompt means, an electronic copy of the Fund Documents, to any contract holder requesting such a copy within three business days after receiving a request for an electronic copy.

Your transmission of a purchase or redemption order for shares of the Fund’s portfolios covered by the Participation Agreement on or after the Effective Date will be deemed to be a definitive acceptance under the Participation Agreement of the provisions of this letter.

Other than as noted above, the Participation Agreement remains in full force and effect according to its terms. We look forward to continuing to work with you, and we are available to discuss any question you may have.

Sincerely,

/s/ Ben Wadsley

Ben Wadsley, Head of Product and Pricing Transamerica Financial Life Insurance Company